SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                              For 19 September, 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


Bank of Ireland Group Trading Statement

19 September 2006

Commenting on the trading statement issued today, Brian Goggin, Group Chief Executive, said:

"The momentum across our business portfolios is very strong and we expect to deliver an excellent Group performance for the half-year. Our investment and growth strategies are now delivering results, and we are particularly pleased with the anticipated strong profit growth in our UKFS Division. Whilst driving growth, our focus on cost management is relentless. The outlook for the Group is positive and we remain confident of delivering a strong performance this year."

Introduction

Bank of Ireland is issuing the following trading statement ahead of its close period for the half-year ending 30 September 2006. Unless otherwise stated, throughout the statement comparative performance is measured against the first half of our previous financial year (i.e. 6 months to 30 September 2006 versus 6 months to 30 September 2005).

We recently announced the formation of the Capital Markets Division incorporating our Wholesale Financial Services and Asset Management Services operating divisions. This change takes effect from 1 October 2006 and does not impact on the reporting of the Group's performance in the first half of this financial year.

John O'Donovan, Group Chief Financial Officer, will host a conference call at 8.00am BST today, 19 September 2006. Conference call details are outlined below.

Overview

Bank of Ireland has made excellent progress in the half-year to 30 September 2006 building on the momentum developed last year. We continue to deliver successfully on our growth strategies across the Group and to exceed the objectives of our efficiency programme in the current year. We expect particularly strong performances from our Retail, Life, Wholesale and UK Financial Services Divisions. The economic backdrop to our business activities continues to be positive and the credit environment exceptionally benign. Our capital management strategy continues to support the growth in our business.

Excluding the effect of non-core(1) items, and having benefited from some loan loss provision write-backs during the period, we expect to grow underlying Earnings Per Share (EPS) by circa 25% for the half-year to 30 September 2006 on an underlying EPS of 57.3c for the half-year to 30 September 2005. Following this robust first half expected performance we are now revising our EPS guidance for the full year. We expect to deliver high teens percentage EPS growth for the full year to 31 March 2007 on an underlying EPS of 118.5c for the full year to 31 March 2006.

Retail Ireland

Business momentum within our Retail Division in Ireland continues to be very strong and we expect to deliver excellent profit before tax (PBT) growth of circa 25% with strong increases in both loans and resources. Customer response to our product and service initiatives in both retail and business banking is very positive. Strong revenue growth, combined with further significant efficiency gains are expected to result in an excellent cost/income performance during the period.

Life

Bank of Ireland Life continues to perform strongly with excellent sales growth (Annual Premium Equivalent) of circa 25%, and effective cost-control, the main drivers of performance. We expect to deliver very strong operating profit growth of circa 20% in the period. PBT will be circa 6% lower as it is impacted by the negative mark to market of embedded value (EV) in the current year due to weaker stock markets, with the EV in the prior period having benefited from a reduction in the discount rate.

Wholesale Financial Services (WFS)

The performance of our WFS Division has been very strong with PBT growth of circa 45% expected. The businesses across the Division are expected to deliver strong results with Corporate Banking a particular highlight. The investment in expanding our Corporate Banking franchise is delivering excellent results with strong loan growth across our portfolios and significant arrangement fees being earned. Loan losses have benefited from provision write-backs during the period and from the continuing exceptionally benign credit environment.

UK Financial Services (UKFS)

UKFS has performed particularly strongly and we expect to deliver PBT growth of circa 30%. The benefits of our investment in Business Banking are a key driver of this performance. We have achieved excellent loan and resource growth across our portfolios. Our Mortgage business continues to deliver strong growth by leveraging the strength of our position in specialist lending. Trading in our joint venture with the UK Post Office is progressing well.

Asset Management Services (AMS)

We have made good progress in the integration of our newly acquired businesses, Guggenheim Advisors and our joint venture with Paul Capital, in the first half of this year. We expect PBT from the AMS Division to be down circa 31% compared to the same period last year. Our full year guidance for the Division of high teens percentage PBT decline remains unchanged.

Group

Risk weighted asset growth of circa 22% in the 12 month period from 30 September 2005 to 30 September 2006 is expected. We expect low to mid-teens basis points margin attrition for the half-year to 30 September 2006 compared to the half-year to 30 September 2005. Drivers of this attrition are as expected: change in balance sheet structure, product mix and competition. Excellent business performance across the Group is expected to deliver total income growth of circa 12%. Cost growth is firmly managed and we expect an increase of circa 5%. We continue to make excellent progress on the implementation of the Strategic Transformation Programme and are confident of delivering savings in the current financial year ahead of our cumulative target of EUR75m. Further progress has been made in improving the Group efficiency ratio. Asset quality across the Group remains excellent. The annualised loan loss charge as a percentage of average loans for the half-year is expected to be circa 9bps.

Our capital strategy continues to support our planned growth through a combination of internally generated capital together with various capital management initiatives. We expect our Total Capital Ratio and Tier 1 Capital Ratio to remain strong at circa 10.9% and 7.7% respectively at the half-year end.

Interim Results Announcement

Bank of Ireland Group will announce its Interim Results for the half-year to 30 September 2006 on Thursday 16 November 2006.

Ends.

Contact details:
John O'Donovan         Group Chief Financial Officer             +353 1 632 2054
Geraldine Deighan      Head of Group Investor Relations          +353 1 604 3501
Frank Ryan             Group Financial Controller                +353 1 604 3503
Dan Loughrey           Head of Group Corporate Communications    +353 1 604 3833

Conference Call Dial-in Details:
Republic of Ireland:   (01) 247 5166
International:         + 44 (0) 1452 560 210

Replay facility:
30 minutes after the conference call, a dial-in replay facility will be available by dialling:
Tel: +44 (0) 1452 55 00 00
Access number: 5264690#
This facility will be available until 26 September 2006

In addition, a recording of the call will be available from 2pm on 19 September 2006 on our website: www.bankofireland.ie/investor

Forward Looking Statement

This statement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.


--------------------------
(1) Non-core items in the half-year to 30 September 2006 include a gain on the disposal of assets, restructuring costs associated with the Strategic Transformation Programme, Life policyholder tax and hedge ineffectiveness on transition to IFRS. In the half-year to 30 September 2005 the total effect of non-core items was a gain of EUR183m which related to the disposal of the Bristol & West branch network, restructuring costs, Life policyholder tax and hedge ineffectiveness on the transition to IFRS.







                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 19 September, 2006